Exhibit 99.1

FOR IMMEDIATE RELEASE

Compugen Announces Appointment of
Michelle Mahler M.D. as Chief Medical Officer

HOLON, ISRAEL, February 15, 2024 - Compugen Ltd. (Nasdaq: CGEN) (TASE: CGEN) a clinical-stage cancer immunotherapy company and a pioneer in computational target discovery, today announced the appointment of Michelle Mahler, M.D., as Chief Medical Officer, effective March 1, 2024. Michelle will succeed Henry Adewoye, M.D., who is leaving Compugen to pursue other opportunities effective February 29, 2024, after 6 years with Compugen.

“I am delighted that Michelle will join the management team as Chief Medical Officer at a very exciting time for Compugen,” said Anat Cohen-Dayag, Ph.D., President, and Chief Executive Officer of Compugen. “Michelle joined Compugen in October 2023 as Vice President of Clinical Development reporting to Henry and brings with her outstanding and extensive clinical development experience gained through leading positions at biotech and pharmaceutical companies. Since joining, Michelle has been leading the preparation of the COM503 Phase 1 study, our potential first in class anti-IL18 binding protein program, recently partnered with Gilead Sciences. In addition, she has also taken an integral role in leading our ongoing triple combination studies. Michelle will assume overall responsibility for advancing the future development of COM701, COM902 and COM503 as well as potential additional pipeline drug candidates as they enter clinical development.”

Dr. Cohen-Dayag added, “I also want to take the opportunity to thank Henry for his major contributions to Compugen. Henry has been instrumental in laying a solid foundation as Compugen transitioned into a clinical stage company and advancing Compugen’s clinical and regulatory strategy. I wish Henry the best of luck in his next endeavors.”

“I am very excited and energized to be taking over from Henry, to lead and work to swiftly advance Compugen’s clinical development strategy into its next phase,” said Dr. Mahler. “There is a significant unmet need for many patients non-responsive to current cancer immunotherapies and no greater reward than being able to have the opportunity to positively impact their lives with Compugen’s potential first in class immunotherapies.”

“It has been a pleasure working with Anat and her management team advancing novel immuno-oncology investigational therapies in areas of high unmet medical need and collaborating with colleagues and many external stakeholders including thought-leaders, investigators, their staff and our scientific advisors,” said Dr. Adewoye. I particularly want to thank Anat for her inspiring leadership throughout the years and I wish Compugen continuing success.”

Michelle joined Compugen in October 2023 as Vice President of Clinical Development. Most recently Michelle was the Chief Medical Officer of 1 E therapeutics Ltd., a drug development company, creating a novel class of programmable oligonucleotide therapeutics and Aummune Therapeutics Ltd., a clinical stage company developing a first-of-its-kind approach for individualized treatment of solid tumors. Michelle was Vice President of Clinical Development at C4 Therapeutics, Inc., helping to build up the clinical development group and leading the successful submission of two INDs and initiation of Phase 1 studies. Prior to C4 Therapeutics, Michelle worked in R&D for 9 years at Janssen (now Johnson & Johnson). During her time there she gained experience in late-stage clinical development, pediatric development and global medical affairs while being a key member of the ibrutinib development team and held positions of increasing responsibility. In addition, Michelle supported key due diligence projects including the acquisition of Momenta Pharmaceuticals, Inc., by Johnson & Johnson. Prior to starting in industry in 2011, Michelle trained at Memorial Sloan Kettering Cancer Center and New York Presbyterian Hospital/ Weill Cornell. She also spent time at Columbia Presbyterian and Mount Sinai Medical Center in New York. Michelle obtained her medical degree from University of the Witwatersrand, South Africa and is a board-certified pediatric hematologist and oncologist.

About Compugen
Compugen is a clinical-stage therapeutic discovery and development company utilizing its broadly applicable predictive computational discovery capabilities to identify new drug targets and biological pathways for developing cancer immunotherapies. Compugen has developed two proprietary product candidates: COM701, a potential first-in-class anti-PVRIG antibody and COM902, a potential best-in-class antibody targeting TIGIT for the treatment of solid tumors. Compugen also has a clinical stage partnered program, rilvegostomig (previously AZD2936), a PD-1/TIGIT bispecific antibody where the TIGIT component is derived from Compugen’s clinical stage anti-TIGIT antibody, COM902, in Phase 3 development by AstraZeneca through a license agreement for the development of bispecific and multispecific antibodies. In addition, Compugen’s therapeutic pipeline of early-stage immuno-oncology programs consists of programs aiming to address various mechanisms of immune resistance, of which the most advanced program, in IND enabling studies is COM503, which is licensed to Gilead. COM503 is a potential first-in-class, high affinity antibody which blocks the interaction between IL-18 binding protein and IL-18, thereby freeing natural IL-18 in the tumor microenvironment to inhibit cancer growth. Compugen is headquartered in Israel, with offices in San Francisco, CA. Compugen’s shares are listed on Nasdaq and the Tel Aviv Stock Exchange under the ticker symbol CGEN.

Company contact:
Yvonne Naughton, Ph.D.
Head of Investor Relations and Corporate Communications
Email: ir@cgen.com
Tel: +1 (628) 241-0071